UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-67758

REPORT FOR THE PERIOD BEGINNING _____12/01/17_____ AND ENDING _____03/31/19_____
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Grace Building 34th Floor, 1114 Avenue of the Americas
                                          (No. and Street)

OFFICIAL USE ONLY
FIRM I.D. NO.

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caroline Mary Weir   646 582 5894
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                          (Name – *if individual, state, last, first, middle name*)

15 Canada Square	London		E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Executive Officer
Title

Before me:

Notary Public

London, UK 5th June 2019

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DE PINNA LLP
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

OATH OR AFFIRMATION

I, Caroline Mary Weir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of March 31, 2019, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Before me:



_____
Notary Public

_____
Caroline Weir
Signature

Chief Financial Officer
_____
Title

London, UK, 5th June 2019

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



3

Table of Contents

Report of Independent Registered Public Accounting Firm

The Partners

FAP USA, L.P.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the Partnership) as of March 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of March 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2008.

KPMG LLP

London, United Kingdom

June 5, 2019

FAP USA, L.P.

Statement of Financial Condition

As at March 31, 2019

Assets	Note	US$'000
Cash and cash equivalents	3b	2,251
Accounts receivable - Trade receivables	4	575
Accrued income	5	4,803
Prepaid fees and other assets		970
Security deposit		127
Property and equipment, net	9	53
Total Assets		**8,779**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		49
Accrued bonus expense	3e	2,244
Accrued expenses – other		329
Deferred rent		36
Total liabilities		**2,658**
Partners' equity	8	6,121
Total Liabilities and Partners' Equity		**8,779**

See accompanying notes to this financial statements.

1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007.

FAP GEN PAR, L.L.C, a Delaware Limited Liability Company has been the General Partner of the Partnership since its inception. As at March, 31 2019 the Limited Partners of the Partnership were FAP USA, L.L.C, , a Delaware Limited Liability Company, and five individuals. First Avenue Partners LLP, a Limited Liability Partnership formed under the laws of England and Wales, ceased to be a direct Limited Partner on September, 30 2017 following an internal corporate restructure. First Avenue Partners LLP remains the ultimate parent entity of the Partnership.

The Partnership is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of both the Financial Industry Regulatory Authority ("FINRA")and the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership does not conduct any business in publicly listed securities, offer or hold customer accounts, nor does it hold or receive client / investor funds or securities. The Partnership is not a party to agreements between investors and private fund clients, is not a market-maker in any security, not does it trade for its own account or for the account of any client / investor, in any security.

2) Change of financial year end

First Avenue Partners LLP, and other affiliate entities of the Partnership, changed their financial year end from November 30 to March 31. In order to align its year end with that of its affiliate entities, the Partnership has obtained permission from FINRA to change its financial year end to March 31, and to prepare an extended period of financial statements for the period December 1, 2017 to March 31, 2019.

3) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Functional Currency

Items included in the Partnership's financial statements are measured in USD which is the functional currency of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, including accrued commission and incentive awards, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

3) Summary of Significant Accounting Policies (continued)

(a) Basis of Preparation (continued)

Revenue Recognition

Revenue from capital placement contracts is recognized at the time that placement fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be up to 3 years. An up-front Retainer fee is often earned on capital placement mandates and is recognized in line with the relevant contract. Typically an initial retainer fee may be earned at the time the contract is executed, followed by regular installment payments for an agreed period of time. Retainer fees are offset against the placement fee if such placement fee becomes due. Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment. Revenue in the period relates to capital placement contracts.

Going Concern

Under US GAAP, FAP GEN PAR, L.L.C., as General Partner, is required to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Partnership's ability to continue as a going concern within one year after the date that the financial statements are issued. The Partnership has made a net profit from operations of $99,780 in the period to March 31, 2019 (Year ended November 30, 2017: a loss of $2,113,495). Management is of the view that the Partnership has sufficient cash and sufficient future cash flows to meet its liabilities as they fall due for at least the next 12 months beyond the date of these financial statements. As detailed in note 7 of these financial statements, the activities and operations of the Partnership are closely linked to First Avenue Partners LLP. Consequently the Partnership is reliant upon the continued support of First Avenue Partners LLP.

First Avenue Partners LLP has provided a letter of support to the Partnership indicating its ongoing financial and other support from the date of these financial statements through to and including June 5, 2020 or until the date of the financial statements of the Partnership, for the year ended March 31, 2020, are available for distribution.

On the basis of the assessment of the Partnership's financial position, the General Partner has a reasonable expectation that the Partnership will continue as a going concern for the foreseeable future. Consequently, these financial statements are prepared on a going concern basis.

(b) Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a maturity of three months or less at the date of purchase. At March 31, 2019, cash and cash equivalents represented cash held on deposit with instant access.

3) Summary of Significant Accounting Policies (continued)

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership.

UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740. Should they arise, the Partnership records penalties and interest on UBT within other expenses in the Statement of Operations.

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the lesser of the expected useful economic life or the term of the lease; where the lease is terminated early the remaining balance is written off to the Statement of Income.

(e) Commission and Bonus awards

The Partnership previously operated a Commission Plan for the benefit of employees. Under this plan the Partnership accrued an amount, which was a proportion of the revenues of the Partnership that was available to employees. Employees were eligible to receive an allocation of this amount based on their contribution to the business. During the period to March 31, 2019 the Partnership ceased the Commission Plan.

The Partnership may grant guaranteed bonus awards to employees. In addition, the Partnership operates a discretionary bonus plan. Employees are eligible for a discretionary bonus award based on their contribution to the business and the financial results of the Partnership. As at March 31, 2019 $2,244,418 of deferred bonus had been recognized within the Statement of Financial Condition – of this, $995,418 related to awards that were payable to employees and $1,249,000 related to a provision for the current period that had not yet been awarded.

(f) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

3) Summary of Significant Accounting Policies (continued)

(g) Recent Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (the "ASU"), which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The FASB also has issued several amendments to the standards, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard. The new standard is effective for the Partnership for annual periods in fiscal years beginning after December 15, 2018. The Partnership's implementation assessment has included the identification of revenues and costs within the scope of the ASU, contract review and analysis of potential changes to existing revenue recognition policies. Based on the work completed to date, the Partnership has concluded that the ASU will not have a material impact on its financial condition, results of operation or cash flows on the date of adoption.

In February 2016, the FASB issued Accounting Standards Update no. 2016-02. Leases (the "ASU"), which provided updated guidance on the accounting for leases. Whilst the recognition, measurement and presentation of expenses and cash-flows remains largely unchanged, the ASU requires a lessee to: recognize a right-of-use asset and lease liability within the Statement of Financial Condition; recognize a single lease cost within the Statement of Operations; and classify all cash payments within operating activities in the Statement of Cash Flows. The ASU and the associated guidance are effective for periods beginning after December 15 2018 although early adoption is permitted. Upon adoption, the Partnership is expecting a gross-up on the Statement of Financial Condition. The Partnership has concluded that a right of use assets of approximately $900,000 and lease liability of approximately $935,000 will be brought on to the statement of financial condition as of April 1, 2019. However, results of operation, cash flows or net capital calculation will not be materially impacted on date of application.

On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (the "ASU"), which introduced an expected credit loss methodology for the impairment of financial assets measured at amortized cost basis. That methodology replaces the probable, incurred loss model for those assets. The ASU is effective for periods beginning after December 15, 2020. The Partnership has not yet evaluated the impact that the ASU will have on the Financial Statements.

4) Accounts Receivable – Trade Receivable

The Partnership did not consider it necessary to make any provision for bad and doubtful debts during the period.

5) Accrued Income

In accordance with the relevant client agreements, accrued income is paid in a varying number of instalments that may be receivable over a period of more than one year.

In determining an allowance for credit losses, management have considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the period.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically the Partnership seeks to contract with regulated investment advisors.

5) Net Capital and Reserve Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

Net capital and aggregate indebtedness changes from day to day, but as of March 31, 2019 the Partnership had net capital of $840,973 and a ratio of aggregate indebtedness of net capital of 1.7:1, which represented an excess of $746,956 over the minimum net capital requirement of $94,016, see Schedule I. The Partnership did not breach the minimum requirements during the period.

6) Related Party Transactions

First Avenue Partners LLP has adopted a transfer pricing policy which details the basis by which global revenue is to be shared among First Avenue Partners LLP and other members of the group (including the Partnership) where revenues are earned collaboratively. Revenue is received by either the Partnership or First Avenue Partners LLP, resulting in a receivable between the two parties. In accordance with an Expense Sharing Agreement, effective December 1, 2016, between the Partnership and First Avenue Partners LLP, the Partnership shall reimburse First Avenue Partners LLP on a monthly basis for a proportional share of certain administrative and overhead costs.

Under the terms of a General Netting Agreement, effective December 1, 2016 amounts owed between the Partnership and First Avenue Partners LLP are offset and settled on a net basis.

As at March 31, 2019 First Avenue Partners LLP owed the Partnership $740,747. This has been included within "Prepaid fees and other assets" within the Statement of Financial Condition.

7) Partners' Equity

On October 2, 2007, FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash as an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner, made an initial capital contribution of $1,105,236, of which $990,000 was paid in cash and the remaining $115,236 represented payments made on behalf of the Partnership for organizational costs, furniture and fixtures and equipment.

On September 30, 2017 First Avenue Partners LLP ceased to be a Limited Partner as part of an internal corporate restructure. On September 30, 2017 First Avenue Partners LLP contributed its holding in the Partnership to FAP GEN PAR, L.L.C., who in turn contributed the holding to FAP USA, L.L.C, a newly incorporated Delaware Limited Liability Company. FAP USA, L.L.C. became a Limited Partner of the Partnership on September 30, 2017.

During the period from 1 December 2017 to 31 March 2019, additional capital contributions of $747,693 were received and distributions of $499,975 were made. The details of the movements in the period are shown below.

Period	Contributions US$'000		Distributions US$'000		Earnings US$'000		Total US$'000	
	LP	GP	LP	GP	LP	GP	LP	GP
December 1, 2017	8,466	10	(5,976)	-	3,220	54	5,710	64
Movement in period	747	-	(500)	-	100	-	347	-
March 31, 2019	9,213	10	(6,476)	-	3,320	54	6,057	64

8) **Property and Equipment, net**

Property and Equipment consisted of the following:

	Computer Equipment US$'000	Furniture & Fixtures US$'000	Leasehold Improvements US$'000	Total US$'000
Cost:				
At December 1, 2017	151	67	8	226
Additions	9	-	53	62
At March 31, 2019	**160**	**67**	**61**	**288**
Accumulated depreciation and amortization				
At December 1, 2017	133	52	3	188
Charge for the period	16	8	23	47
At March 31, 2019	**149**	**60**	**26**	**235**
Net Book Value at March 31, 2019	**11**	**7**	**35**	**53**

9) **Commitments and Contingencies**

Letter of Credit – The Partnership obtained a letter of credit in support of a deposit amounting to $117,079 for the Partnership's leased office space in New York. The letter of credit can be drawn by the lessor in the event that the Partnership defaults in making monthly rent payments. The letter of credit is secured by a money market deposit account, which is reflected as a Security Deposit in the Partnership's Statement of Financial Condition.

Tax penalty - The Partnership is in the process of appealing a tax matter with the Internal Revenue Service. Based upon external professional advice, the Partnership believes that it will be successful in its appeal. As at March 31, 2019 the maximum exposure to the IRS is estimated to be circa $0.34m. The outcome of this matter is not expected to have a material adverse effect on the Partnership.

Client Dispute – The Partnership and its parent entity, First Avenue Partners LLP (together known as 'First Avenue') are parties to a contract with a fund manager. In March 2019, First Avenue received a notice from such fund manager disputing the fees due under the terms of the contract. First Avenue is confident in the merits of its claim and is pursuing full recovery of its entitlements. No provision has been made in these financial statements as First Avenue's management do not consider that there is any probable loss. As at March 31, 2019, the amount receivable by the Partnership from the client was $3.5m and is included within Accrued Income and Pre-Paid Fees and Other Assets in the Statement of Financial Condition.

FAP USA, L.P.

Notes to the Statement of Financial Condition

For the period ended March 31, 2019

10) Leases

In November 2015 the Partnership entered into an agreement to rent office space under a lease expiring in May 2020; and in March 2017 the Partnership entered into an agreement to rent space under a lease expiring in March 2022.

Future minimum lease commitments under non-cancellable leases at March 31, 2019, are as follows:

Period ended 31 March ...	US$'000
2020	775
2021	191
2022	76
Total minimum payments required	**1,042**

11) Subsequent Events

The Partnership has evaluated subsequent events through to June 5, 2019 the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.